UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRICATE ISSUER PURSUANT TO RULE 13a - 16 OR 15b - 16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of __April 2007__

Commission File Number 001-13803

AUSTRAL PACIFIC ENERGY LTD.
(Translation of registrant's name into English)

Level 3, 40 Johnston Street, Wellington 6145 New Zealand
(Address of Principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

Form 20-F ☒  Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.  Yes ☒   No ☐

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 0-29344

SUBMITTED HEREWITH

Exhibits

99.1	Press Release

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Austral Pacific Energy Ltd.
(Registrant)

Date: April 26th, 2007	By:	/s/ Rick Webber

(Signature)

Richard Ernest Webber
	Title:	CEO and President

Austral Pacific Appoints New Senior Executives and Updates the Cheal Development

Wellington, New Zealand – April 26th, 2007 Austral Pacific Energy Ltd. (TSX-V: APX; NZSX: APX; AMEX: AEN)

The Chairman of Austral Pacific Energy Ltd., Mr David Newman, announced today the appointment of Mr Thompson Jewell as the Company’s new Chief Executive Officer and Mr Derek Gardiner as Chief Financial Officer.

Commenting on the announcements, Mr Newman said, “The two appointments reflect the outcome of an extensive international search conducted by global search specialists. We are delighted to have people of their skills and experience to lead Austral Pacific.”

Chief Executive Officer

Mr Jewell is a Canadian and has some thirty years of experience in the international oil and gas industry, having worked in the Middle East, the United States, the United Kingdom, Australia and Canada. Educated at the University of Alberta, Mr Jewell holds a B. Sc in geophysics.

Mr Jewell has held a variety of technical and senior executive roles in previous positions with Amoco and Santos. Most recently he has been responsible for the strategic planning and execution of building an offshore exploration business in Australia and prior to that was responsible for a $100 million per year exploration and appraisal budget of Amoco in the Deep Water Gulf of Mexico. Thompson was also the President of Amoco Oman. He will take up the appointment with Austral Pacific from 1 May 2007 when he will become a member of the Board of the Company.

Chief Financial Officer

The Company’s Board of Directors is pleased to announce the appointment of Mr Derek Gardiner as the Company’s new Chief Financial Officer, replacing Mr Bruce McGregor who resigned to pursue other opportunities. Mr Gardiner is a member of the Institute of Chartered Accountants in New Zealand and also the Institute of Chartered Secretaries. He is a New Zealand citizen and has worked in the oil and gas industry since 1987 where he has held senior planning and finance roles for Shell in New Zealand, Brunei, Malaysia and Australia.

Mr Gardiner joins Austral from Shell Development Australia where he has been Finance and Planning Manager, a member of the management team and a director of the Company. He oversaw the implementation of the Sarbanes Oxley project and IFRS for Shell Development Australia. He was also responsible for developing the finance strategy to enable Shell Development to meet significant expansion plans. His various roles with a number of Shell companies bring to Austral broad experience covering governance, operational and commercial issues (especially in the joint venture arena), balance sheet management (including capital discipline), due diligence and subsequent integration of acquisitions and strategic planning.

Cheal Oil Field Development

Production facilities for the Cheal oil field in onshore Taranaki, New Zealand, are being upgraded. This will allow for the realisation of the considerable upside potential seen within the permit area.

Austral Pacific Energy Chairman, David Newman, said that the changes in scope of the development were primarily made to ensure continuous, efficient production of the waxy crude at minimal operating cost.

“The budget has been revised to approximately US$30 million and reflects the cost of upgrading the facilities and includes five pipelines linking the Cheal B site to the A site where the production station is being constructed. The revised budget estimate also includes the cost of a gas pipeline from the A site to the Waihapa production station for gas and LPG sales. The cost of the Cheal B4 well, which drilled a target in the Moki formation and will be side tracked to Mt Messenger targets once the B site is tied in to the production station, is included” he said. “The pipelines between the A and B sites have been upgraded to handle hotter fluids than had been foreseen in the original estimates”.

Remaining recoverable 3P (proved, probable and possible) reserves were estimated by the Company’s independent consulting engineers in December, 2006 to be 4.1 million barrels of oil within the area of the Cheal A and B sites.

“We also see upside reserve potential beyond the current field boundaries within the Cheal mining permit (PMP 38156) particularly to the northwest, across a fault, towards Cardiff where the Cheal B4 well penetrated oil saturated sands at the Mt Messenger level,” Mr Newman said.

The five development wells drilled so far – the Cheal A3 and A4 discovery wells and three wells at the B well site – have total production capability of 1200-1500 barrels of oil per day (bopd). Additional production will come from drilling of the A5 and A6 wells.

Mr Newman said Austral has secured a 500 bopd throughput agreement for the current, early production and is investigating several alternatives to access available storage at or near Port Taranaki, New Plymouth. “I expect full production of about 1900 bopd to be achieved during the third quarter. The Cheal project remains very profitable and with the upgraded facilities we can take advantage of any incremental production” he concluded.

Web site: www.austral-pacific.com
Email: ir@austral-pacific.com

Phone: David Newman, Chairman +64 (4) 495 0888

None of the Exchanges upon which Austral Pacific's securities trade have approved or disapproved the contents hereof. This release includes certain statements that may be deemed to be "forward-looking statements" within the meaning of applicable legislation. Other than statements of historical fact, all statements in this release addressing future production, reserve potential, exploration and development activities and other contingencies are forward-looking statements. Although management believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance, and actual results or developments may differ materially from those in the forward-looking statements, due to factors such as market prices, exploration and development successes, continued availability of capital and financing, and general economic, market, political or business conditions. See our public filings at www.sedar.com and www.sec.gov/edgar/searchedgar/webusers.htm for further information.